FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated August 29, 2023 of OceanPal Inc. (the "Company"), announcing the Company’s strategic partnership and investment in two methanol-ready chemical tanker newbuildings.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: August 29, 2023
	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer

Exhibit 99.1
Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance Officer
and Secretary
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. BECOMES STRATEGIC PARTNER IN TWO 6,600DWT METHANOL-READY CHEMICAL TANKER NEWBUILDINGS

ATHENS, GREECE, August 29, 2023 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, announced that the Company today agreed to become a strategic partner and invest in a Norwegian entity, RFSea Infrastructure II AS, that will construct, at Wuhu Shipyard Co., Ltd. (China), under two separate newbuilding contracts, two 6,600 dwt methanol-ready, stainless steel chemical tankers with expected deliveries during the fourth quarter of 2025 and the first quarter of 2026, respectively. The transaction remains subject to the satisfaction of customary closing conditions.

The Company is partnering with a private London-based alternative investment and commercial management firm focusing on the maritime industry and other partners and investors. Fearnley Securities AS acted as the project arranger.

Robert Perri, CEO of OceanPal Inc., stated, “We are pleased to invest in these state of the art, methanol-ready chemical tankers, in a chemical tanker market where we believe the fundamentals will improve in the next several years. In addition, this investment will improve our environmental footprint, as these newbuildings are expected to be 20-25% more fuel efficient than conventional chemical tankers.”

About the Company
OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.

Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.